Bionomics Limited

20 June 2006


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Securities and Exchange Commission
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06014734

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
JUN 30 2006
THOMSON
FINANCIAL

per: Stephen Birrell
CFO & Company Secretary

dw 6/29

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street, Thebarton, SA, Australia, 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®



Bionomics
Limited



open briefing

corporatefile.com.au



SEC MAIL PROCESSING
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Bionomics Limited
31 Dalgleish Street
Thebarton, South Australia 5031

Date of lodgement: 20-Jun-2006

Title: Open Briefing®. Bionomics. Update and Progress

Record of interview:
corporatefile.com.au
Bionomics Limited recently released an update highlighting progress over the past two years entitled "The New Bionomics". What is the pathway to commercialisation and how do you plan to maximise shareholder value?

MD Dr Deborah Rathjen
We've created a solid pipeline of four drug development programs in our core therapeutic areas of cancer and Central Nervous System (CNS) disorders. The progress in this product pipeline shows that Bionomics has become a highly effective drug developer with the acquisitions of Iliad Chemicals and Neurofit over the last 12 months. This is "The New Bionomics".

Our most advanced program is BNC105, a drug to treat cancer. We recently announced that we've chosen our drug candidate and commenced the tests required by the FDA to conduct clinical trials. This drug shuts down the blood supply to a range of cancers and is highly selective and potent. That is, it's very effective in shutting down cancer blood supply at a dose which doesn't affect normal blood vessels. We expect this to be a major new addition to the treatment of cancer. In addition extremely promising compounds, which are potential drugs, have been identified in our anxiety, epilepsy and multiple sclerosis (MS) programs.

Our strategy is to commercialise these programs at either the preclinical or Phase I/II development phases. The depth and competitiveness of our pipeline provides the company with strong licensing prospects and partnering discussions have commenced in relation to each of our programs.

We intend to take BNC105 into clinical development for the treatment of solid cancers as this will maximize the value of this program for commercialisation.

corporatefile.com.au
What are your key objectives over the next eighteen months?

MD Dr Deborah Rathjen
Our top priority is BNC105. Our objective is to commence clinical trials in 2007. We'll undertake these trials under a US FDA approved Investigational New Drug (IND) application. Our progress towards this goal will be tracked through the completion of milestones such as the manufacture of BNC105 anticipated by the end of 2006, completion of formal toxicology prior to submission of an IND filing with the US FDA, and the commencement of clinical trials by the end of 2007. All will be important milestones for us.

For our programs in anxiety, epilepsy and multiple sclerosis programs our objective will be to achieve the nomination of a drug candidate in each program. Reaching this milestone will position us well to either secure licensing deals to enable the commercialisation of these programs by a partner or, depending on resources, for Bionomics to push forward with clinical development.

corporatefile.com.au
What evidence is there of commercial progress to date?

MD Dr Deborah Rathjen
Concurrent with the strong progress in our therapeutics programs, we've continued to commercialise other assets. Recent deals include the licensing of a group of 8 antibody targets to the European biotech company Genmab. Under this deal we received an upfront payment, and stand to receive future milestone payments as well as royalties.

This month has also seen the US launch by licensee LabCorp of a gene-based test for a serious form of childhood epilepsy developed by Bionomics. This epilepsy diagnostic test now provides us with a source of recurring revenues through the deals with LabCorp and Athena. We anticipate LabCorp will launch a second diagnostic test, developed by us, shortly.

We now have a solid therapeutic pipeline in cancer and CNS disorders and we've had recent success in commercialisation including our antibody target licensing deal with Genmab and continued inroads into the US market of our test for severe childhood epilepsy.

corporatefile.com.au
You've previously announced the selection of your flagship anti-cancer compound, BNC105, for clinical trial enabling work. What pathway to commercialisation do you envisage for BNC105? Can you give any guidance in relation to financial potential?



MD Dr Deborah Rathjen
Bionomics will take BNC105 through to completion of an early stage phase II clinical trial, at which point a licensing deal will be considered. Given the size of the potential market for BNC105, license fees excluding any royalty payments could be of the order of US$100 million to US$500 million with an expected royalty rate in the range of 10 percent to 20 percent. Compounds with early Phase II validation are currently achieving transaction values of this magnitude. The market opportunity for VDAs is around US$5 billion per annum. Based on its strong preclinical performance a product with the profile of BNC105 may be anticipated to capture up to 10 to 20 percent of this market.

corporatefile.com.au
Are these potential financial outcomes realistic and if you're successful what will be the additional cost to reach Phase II?

MD Dr Deborah Rathjen
BNC105 has the potential for very significant financial outcomes given its breakthrough nature in the cancer field. The royalty payment range quoted is realistic and isn't dissimilar to two recently announced deals by a couple of leading Australian biotech companies. Independent research by Intersuisse also confirms this potential.

The development plan for BNC105 is partly supported by a $3.7 million Commercial Ready grant from AusIndustry which will provide approximately 30 percent of the funds required to manufacture BNC105, complete formal toxicology and gain regulatory approval to commence clinical trials as well as conduct an initial clinical trial in cancer patients. Obviously this substantial grant provides an important underpinning of the BNC105 development program. Total development costs for BNC105 to get to a Phase II trial are anticipated to be approximately $8.2 million.

corporatefile.com.au
What were the key discoveries that led to the decision to proceed BNC105 to clinical trials?

MD Dr Deborah Rathjen
BNC105 is a Vascular Disrupting Agent (VDA) created using our proprietary MultiCore® chemistry platform which has the potential to be used as a treatment for advanced solid-tumour cancers. It's a rapidly acting 'hit and run drug' that disrupts blood vessels and promotes cell death in solid tumours. It moves very quickly into the core of the solid tumour, hits it, and then disappears, leaving a rim which can then be more easily attacked by chemotherapy.

In identifying our clinical drug candidate, it went through extensive testing and met stringent selection criteria. Not only is it more potent than any other VDA currently under development, it has the highest level of selectivity for cancer blood vessels. It's able to very effectively and to a much greater level than competing drugs, shutdown the blood supply of solid tumours.

Our selection criteria also required a compound that could benefit patients in terms of enhanced activity when used in combination with conventional chemotherapies. Our early studies have shown that BNC105 very significantly enhances the efficacy of the chemotherapies doxorubicin and 5-fluorouracil in their anti-cancer activity in a breast cancer model.

In short, BNC105 has the potential to be a breakthrough approach to cancer treatment. It outperforms competing molecules of its class currently under development by other companies, and very considerably improves the performance of chemotherapies such as doxorubicin and 5-fluorouracil.

corporatefile.com.au
How does the performance of BNC105 compare with existing VDAs currently under development?

MD Dr Deborah Rathjen
We've undertaken a program of benchmarking BNC105 against several competing products under development. Our data indicates that BNC105 is 100 times more potent and selective for targeting cancer blood vessels than these competitors

corporatefile.com.au
If BNC105 is as effective as initial trials suggest when do you expect pharmaceutical companies to express an interest in licensing BNC105?

corporatefile.com.au
Our strategy is to seek a commercialisation partner for our programs at the completion of either the preclinical or early clinical phases. BNC105 is our flagship program with very strong preclinical data to support its development and future commercialisation. A number of prospective licensees have already expressed interest in BNC105 and we'll continue discussions with these parties in parallel with the execution of our BNC105 development plan to the end of Phase I/II clinical trials.

corporatefile.com.au
When will the drug candidate selections for preclinical trials be made for the anxiety, epilepsy and MS programs? How important are these programs to the future of Bionomics?

MD Dr Deborah Rathjen
We've now identified promising compounds in all three programs and over the next 12 months we'll build robust licensing packages for these programs which will include a broad IP position on the compounds, and a sound preclinical data package. An important milestone which will signal the successful execution of the technical plan is drug candidate nomination. Based on current plans and progress to date we anticipate this will occur around June 2007 for each of the programs.

In the anxiety project we've identified key compounds which suppress anxiety in preclinical models without the major side-effect of sedation. Throughout our evaluation of these compounds we have compared them with valium. Our data indicates that our compounds are more effective than valium, but unlike

valium, suppress anxiety at a much lower dose than is required for sedation. Potential licensees for this program include major pharmaceutical companies.

Recent progress in our epilepsy project has been quite stunning with a compound now identified which is able to suppress a range of seizure types in preclinical models ranging from the most severe clonic seizures to milder seizure types. Clonic seizures involve rhythmic jerking movements, and are a very common. Our benchmarking of other drugs, including marketed drugs has shown that no other compounds identified to date show this impressive activity in particular the capacity to suppress clonic seizures. Up to 30 percent of epileptics fail to gain control of their seizures with current medications and potentially our compound may represent a breakthrough which, if translated to the clinic, could mean a real advance in the treatment of epilepsy. Again our strategy will be to secure a commercialisation partner for this program in the preclinical phase and discussions have already commenced with potential licensees with this objective in mind.

In our multiple sclerosis program, we're working with our collaborators at the Walter and Eliza Hall Institute. This program is developing small molecule drugs which selectively suppress the cells which are implicated in causing progressive damage to the nerves of MS patients. The compounds we're developing represent a new approach to the treatment of MS which holds great promise. If funds are available we'll seek to retain this high value program to obtain clinical proof of concept before out-licensing as a means of maximizing value for shareholders.

Our anxiety, epilepsy and multiple sclerosis programs are all important to Bionomics as they represent prospective significant licensing deals which if achieved, will further strengthen our bottom line.

corporatefile.com.au
You've recently licensed out your angiogenesis targets for cancer drug development to Genmab, and your epilepsy diagnostics tests to Labcorp. Details of licensing fees have yet to be revealed, but will impact your cash flow statement in the next set of results. What Royalties do you expect from these and other licensing agreements already in place?

MD Dr Deborah Rathjen
Under the terms of our licensing agreements we're unable to reveal details of royalty rates and other financial terms. In each case we've received upfront payments for access to the IP developed by us.

For the 9 months to 31 March 2006 we received licensing revenues of approximately $1.5 million. We anticipate with the recent launch by LabCorp, the second largest diagnostics company in the US that sales of the epilepsy diagnostic product will grow significantly. We're already receiving recurring royalties from Athena Diagnostics for sales of this test.


SEC MAIL PROCESSING
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corporatefile.com.au
Thank you Deborah.

For previous Open Briefings with Bionomics Limited, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au.

For more information about Bionomics Limited, please visit www.bionomics.com.au or call Deborah Rathjen on (08) 8354 6101.